EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, Oct. 15, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL) (“Caledonia” or the “Company”) announces that it received notification on October 13, 2020 that the interest of Sales Promotion Services S.A., being a significant shareholder as defined by the AIM Rules, in shares of the Company has reduced to 663,773 shares representing 5.48% of the Company’s total issued share capital. No other details regarding the decrease have been disclosed to the Company.

The holder notified Caledonia on June 26, 2019 that it held an interest in 848,773 shares which, as at that date, represented 7.89% of the Company’s total issued share capital.

Caledonia announced on November 13, 2017 that it had been informed that the beneficial owner of Sales Promotion Services S.A. is Heinrich Auwärter.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland
Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB
Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538